

16012148

:OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 North Meridian Street, Ste 300
(No. and Street)

Indpls., IN 46208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn Cunningham 317-917-7038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Schaefer Hackett
(Name – *if individual, state last, first, middle name*)

One East Fourth Street, Ste 1200, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karyn Cunningham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karyn Cunningham
Signature

Financial Operations Principal
Title

Notary Public



OFFICIAL SEAL
JOHN C. SWHEAR
NOTARY PUBLIC – INDIANA
MARION COUNTY
My Comm Expires March 20, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND
EXEMPTION REPORT AND
AGREED-UPON PROCEDURES

For the year ended December 31, 2015

-CONTENTS-

CLARK SCHAEFER HACKETT
CPAS & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

We have audited the accompanying financial statements of Unified Financial Securities, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Unified Financial Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Unified Financial Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules A, B and C on pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of Unified Financial Securities, LLC's financial statements. The supplemental information is the responsibility of Unified Financial Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 26, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

UNIFIED FINANCIAL SECURITIES, LLC

(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2015

- ASSETS -

CURRENT ASSETS:		
Cash and cash equivalents	$	664,316
Accounts receivable - trade		82,791
Prepaid and other assets		42,156
TOTAL CURRENT ASSETS		789,263
TOTAL ASSETS	$	789,263

- LIABILITIES AND MEMBER'S EQUITY -

CURRENT LIABILITIES:		
Accrual for litigation settlement	$	500,000
Accounts payable and accrued expenses		49,866
TOTAL CURRENT LIABILITIES		549,866
TOTAL LIABILITIES		549,866
MEMBER'S EQUITY		239,397
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	789,263

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, LLC

(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF OPERATIONS

For the year ended December 31, 2015

REVENUE:		
Brokerage and brokerage services	$	98,025
Administrative and support services		835,665
Other		493
TOTAL REVENUE		934,183
EXPENSES:		
Employee compensation and benefits		261,972
Occupancy		26,003
Depreciation and amortization		11,654
Professional fees		642,826
Provision for litigation settlement		500,000
Outside Services		150,546
Intercompany management fee		122,975
Dues and memberships		36,802
Telephone		2,871
Other		48,440
TOTAL EXPENSES		1,804,089
LOSS BEFORE INCOME TAXES		(869,906)
INCOME TAX BENEFIT		(305,750)
NET LOSS	$	(564,156)

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Member's Equity	Total
Balance - January 1, 2015	$ 1,800	757,256	1,030,323	-	1,789,379
Dividends to stockholder	-	-	(985,826)	-	(985,826)
Net loss	-	-	(564,156)	-	(564,156)
Balance - December 30, 2015	$ 1,800	757,256	(519,659)	-	239,397
Conversion to LLC	(1,800)	(757,256)	519,659	-	(239,397)
Transfer to Member's Equity	-	-	-	239,397	239,397
Balance - December 31, 2015	$ -	-	-	239,397	239,397

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(564,156)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Amortization of intangibles		9,679
Depreciation		1,975
(Increase) decrease in operating assets:		
Accounts receivable-trade		119,707
Prepaid and other assets		15,613
Increase (decrease) in operating liabilities:		
Payable to broker-dealers		(522)
Accrual for litigation settlement		500,000
Accounts payable and accrued expenses		(141,262)
NET CASH FLOWS USED FOR OPERATING ACTIVITIES		(58,966)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase/transfer of fixed assets		(1,861)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Dividend on common stock		(624,952)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(685,779)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,350,095
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	664,316
SUPPLEMENTARY CASH FLOW INFORMATION:		
Income taxes paid	$	26,530

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, LLC (the "Company"), is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC ("Ultimus"). Unified Financial Securities, LLC is the successor-in-interest by conversion of Unified Financial Securities, Inc. an Indiana corporation wholly owned by Huntington Bancshares, Inc. ("Huntington") prior to December 31, 2015. These financial statements include the collective results for Unified Financial Securities, LLC and Unified Financial Securities Inc. for the year ended December 31, 2015.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

On November 13, 2015 Huntington entered into an Equity Purchase Agreement ("Purchase Agreement") with Ultimus to purchase two entities including the Company. On December 30, 2015, Unified Financial Securities Inc. converted from a corporation to a limited liability company. On December 31, 2015 the Company was sold to Ultimus. The Company elected to prepare the financial statements using the historical basis existing before the acquisition. In contemplation of the sale, goodwill and fixed assets with carrying values of $358,174 and $2,700, respectively, were transferred to Huntington in a non-cash dividend.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off when collection efforts have been exhausted. No allowance for doubtful accounts was established at December 31, 2015.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FIXED ASSETS –
Fixed assets are reported at cost less depreciation. Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets of three years.

INCOME TAXES-
While operating as a corporation, income taxes were accounted for using the asset and liability method in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. Upon conversion to a limited liability company, the Company is treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income tax will be provided in the financial statements since the Company's member is required to report the Company's taxable income, net operating losses, and other tax attributes on its income tax returns in accordance with Internal Revenue Code and the various state income tax laws.

The operations of the Company through December 30, 2015 are included in Huntington's consolidated federal income tax return. Huntington's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. The Company is included in certain of Huntington's unitary and combined state income and state franchise tax returns. Under its tax sharing agreement with Huntington, Huntington's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under its tax sharing agreements with Huntington, the Company provides and remits income taxes to or receives an income tax benefit from the taxpaying member. In contemplation of the sale to Ultimus, all current and deferred taxes recorded on the statement of financial condition at December 30, 2015 were settled with Huntington resulting in the Company receiving $299,291.

NOTE 2 - TRANSACTIONS WITH RELATED PARTIES

Huntington allocates corporate overhead costs to the Company. These expenses are allocated based upon the number of employees and total assets. Huntington also pays the payroll and operating expenses and charges the Company. The allocation of overhead costs by Huntington was $34,802 for 2015. At December 31, 2015, the Company had no payables to Huntington, included in accounts payable and accrued expenses. Payment for these liabilities occurs within thirty days.

The Company and Huntington Asset Services, Inc. ("Services"), a sister company, share equipment and administrative services. These expenses, totaling $88,173 in 2015, are allocated based upon estimated usage, and are included within intercompany management fee in the statement of operations.

NOTE 2 - TRANSACTIONS WITH RELATED PARTIES (Continued)

Additionally, Services had an operating lease expiring December 31, 2017 for office facilities which was assigned to Huntington prior to the sale. The obligation was allocated between the Company and Services on a month-to-month basis. The Company's allocation of rent expense was $26,003 for the year ended December 31, 2015. Payment for these liabilities occurs within thirty days.

At December 31, 2015, the Company has revenue from certain Huntington-sponsored mutual funds serviced by the Company. Revenues from these mutual funds totaled $13,651 for the year ended December 31, 2015. Additionally, the cash and cash equivalents held during the year consisted of a money market fund managed by Huntington and a demand deposit account held at Huntington.

A Transition Service Agreement is in place for the first six months of 2016 during which time employees of Ultimus doing work for Unified will be using facilities and technology of Huntington until such time Ultimus can move into its own facilities.

During 2016, Ultimus will assume certain costs of the Company pursuant to a Cost Assumption Agreement. Specifically, the Company will operate out of an office leased by Ultimus. In addition, employees and other resources of Ultimus will support the Company's operations such as certain administration and accounting services. The Company anticipates paying a monthly management fee to Ultimus under a Cost Assumption Agreement.

NOTE 3 - EMPLOYEE BENEFIT PLANS

Huntington has a defined contribution plan available to the Company's eligible employees. The plan matches participant contributions of 100% up to 4% of base pay contributed to the plan. For the year ended December 31, 2015, the Company's contribution was $5,749.

NOTE 4 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, are held in demand deposit accounts maintained with Huntington and a regional financial institution. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from one mutual fund family totaling $11,447 at December 31, 2015. Revenues from three mutual fund families for 2015 were $189,234, $111,521, and $94,572, or 20%, 12%, and 10% of total revenue, respectively. Fees from these customers are primarily based on average assets under management and, therefore, may be subject to general market fluctuations.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (SEC Rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2015, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2015, the Company had net capital of $114,450, which was $77,792 in excess of its required net capital of $36,658, and a net capital ratio of 5 to 1.

NOTE 6 – CONTINGENCIES & UNCERTAINTIES

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company is currently a respondent in three (3) FINRA arbitration proceedings relating to the Team Asset Strategy Fund (the "Fund"), a mutual fund, and its investment advisor, Team Financial Asset Management, LLC ("Team Financial"). The Fund was liquidated in late 2013, and Team Financial subsequently filed bankruptcy in 2014. In the arbitrations filed in early 2015, the claimants, individual investors in the Fund, claim they suffered losses resulting from the Fund's investment strategy. Among other common law claims, the claimants allege the Company and another defendant violated various federal and state securities laws and FINRA Rules. The claimants seek aggregate damages of approximately $25 million plus unspecified punitive and treble damages, interest, attorney's fees, costs and expenses. Any estimate of the potential loss resulting from these recently filed claims involves significant judgment. In management's experience with similar actions, a settlement of the claimants' claims is probable, and the most likely amount of that settlement, with the facts as now known, is $500,000. As such, a liability for this amount is reflected on the statement of financial condition at December 31, 2015. This probability and the amount of the probable loss takes into account the amount of the claims, the merits of the case, the likelihood of cross-claims and other relevant criteria. Under the Purchase Agreement, Huntington has agreed to indemnify the Company for any additional costs related to this litigation. Should the ultimate settlement plus legal fees be less than $500,000 the difference is to be paid to Huntington.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2015 and through February 26, 2016, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A – COMPUTATION OF NET CAPITAL

As of December 31, 2015

NET CAPITAL:	
Total member's equity	$ 239,397
Deductions and/or charges:	
Accounts receivable	(82,791)
Prepaid and other assets	(42,156)
	(124,947)
NET CAPITAL	$ 114,450
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 549,866
TOTAL AGGREGATE INDEBTEDNESS	$ 549,866
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 36,658
Excess net capital	$ 77,792
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 59,463
Ratio: Aggregate indebtedness to net capital	5 to 1

No material differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions LLC)

SCHEDULE B –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As of December 31, 2015

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

As of December 31, 2015

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

CLARK SCHAEFER HACKETT
CPAS & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Unified Financial Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Unified Financial Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (the "exemption provisions") and (2) Unified Financial Securities, LLC stated that Unified Financial Securities, LLC met the identified exemption provisions throughout the period January 1, 2015 to December 31, 2015 without exception. Unified Financial Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Unified Financial Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 26, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

UNIFIED FINANCIAL SECURITIES, LLC
EXEMPTION REPORT

Unified Financial Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

(i) The Company's transactions as dealer are limited to the statutory distribution of registered investment companies;
(ii) The Company does not hold customer accounts;
(iii) The Company receives no funds nor securities in connection with its activities as a limited purpose broker or dealer;
(iv) The Company is not an insurance company;

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) from January 1 through December 31 of the most recent fiscal year without exception.

Unified Financial Securities, LLC

By: /s/ Jeffrey Young

Title: President

February 26, 2016

CLARK SCHAEFER HACKETT
CPAs & BUSINESS CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Unified Financial Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, LLC, and SIPC, solely to assist you and the other specified parties in evaluating Unified Financial Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Unified Financial Securities, LLC's management is responsible for Unified Financial Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 26, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2304**********************MIXED AADC 220
023508 FINRA DEC
UNIFIED FINANCIAL SECURITIES INC
2960 N MERIDIAN ST STE 300
INDIANAPOLIS IN 46208-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Swhear 317-917-703

2. A. General Assessment (item 2e from page 2) $ 434.76

B. Less payment made with SIPC-6 filed (exclude interest) (300.10)
9/23/15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 134.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 134.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 134.66

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Unified Financial Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 17 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 934,184
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	760,280
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	760,280
2d. SIPC Net Operating Revenues	$ 173,904
2e. General Assessment @ .0025	$ 434.76
	(to page 1, line 2.A.)